SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) (*)

CBL & Associates Properties, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

124830100

(CUSIP Number)

Kristine M. McGivney Treasurer JG Realty Investors Corp., General Partner of Jacobs Realty Investors Limited Partnership 25425 Center Ridge Road Cleveland, OH 44145 (440) 871-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830100	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS JACOBS REALTY INVESTORS LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,044,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,044,407
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,044,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.82%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $.01 per share (“Common Stock”), of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). Amendment No. 1 is being filed by Jacobs Realty Investors Limited Partnership (the “Reporting Person” or “JRI”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on August 6, 2004 (the “Initial Filing”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Filing. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Filing.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, CBL Center, Chattanooga, Tennessee 37421.

Item 2.	Identity and Background.

JRI is a Delaware limited partnership. JRI’s principal business is ownership of real estate and interests therein. The address of JRI’s principal business and its principal office is 25425 Center Ridge Road, Cleveland, Ohio 44145. Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of JRI. JRI has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

This Amendment No. 1 is filed to report a decrease in JRI’s beneficial ownership in the Issuer as a result of the withdrawal from JRI of certain of the special common units (“SCUs”) in CBL & Associates Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), previously reported as being beneficially owned by JRI. As described in Item 5 hereof, all of the SCUs owned by JRI have since been converted into common units (“Common Units”) of the Operating Partnership. Subject to certain conditions, Common Units of the Operating Partnership are exchangeable for shares of Common Stock of the Issuer.

JRI expects to evaluate on a continuing basis its goals and objectives with respect to its investment in the Operating Partnership, the Issuer’s business operations and prospects, and general economic and equity market conditions. Based on such evaluations, JRI may from time to time in the future exchange all or a part of the Common Units, subject to the Issuer’s election as to whether JRI would receive shares of Common Stock, cash, or a combination of shares of Common Stock or cash upon such exchange.

Except to the extent set forth above, or in any other Item hereof, JRI does not have any present plan or proposal that relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the 147,959,718 shares of Common Stock outstanding as of February 9, 2011 and the 13,044,407 shares of Common Stock that may be issued upon exchange of Common Units, JRI may be deemed to beneficially own approximately 13,044,407, or 8.82%, of the Issuer’s outstanding shares of Common Stock (without taking into account the exchange of Common Units by any other person, the Issuer’s right to require JRI to accept cash or a combination of cash and shares of Common Stock, rather than shares of Common Stock alone, and the ownership limits described in Item 3 of the Initial Filing).

The Common Units of the Operating Partnership are owned of record by 21 Ohio limited liability companies (the “LLCs”). JRI owns membership interests in the LLCs ranging between 45.0% and 95.6%. JRI’s general partner, JG Realty Investors LLC, as Manager of the LLCs, may not exchange Common Units held by any of the LLCs for shares of Common Stock without the prior unanimous written consent of the members of that LLC.

Each of JRI and the other members of the LLCs has the right to withdraw from the LLCs and receive a distribution of Common Units, which the withdrawing member could then exchange for Common Stock of the Issuer as described herein. Because JRI’s general partner, JG Realty Investors LLC, is the Manager of each of the LLCs and because JRI owns a substantial majority membership interest in each of the LLCs, JRI may be deemed to beneficially own all of the shares of Common Stock for which the Common Units held by the LLCs could be exchanged.

(b) JRI has the sole power to vote or direct the vote and to dispose or direct the disposition of the 13,044,407 shares of Common Stock that JRI may be deemed to beneficially own.

Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this statement on Schedule 13D shall not be construed as an admission by JRI that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this Amendment No. 1. As described above, the Issuer has the right to elect whether, upon exchange of Common Units, JRI would receive shares of Common Stock, cash, or a combination of cash and shares of Common Stock. JRI accordingly disclaims beneficial ownership of all of the securities covered by this Amendment No. 1.

(c) This report is being made because JRI has directly or indirectly been involved in the following transactions:

On December 20, 2010, certain members of the LLCs withdrew from the respective LLCs and received an aggregate distribution of 9,807,013 SCUs of the Operating Partnership. SCUs were received because the withdrawals took place prior to the conversion of the SCUs into Common Units described in the next paragraph. Also, prior to December 20, 2010, other members had withdrawn an aggregate of 710,827 SCUs from the various LLCs. As a consequence of these withdrawals, immediately after December 20, 2010, the LLCs held an aggregate of 13,106,525 SCUs. Between December 20, 2010, and March 31, 2011, an additional 62,118 SCUs were withdrawn from various LLCs.

Effective March 31, 2011, all of the SCUs beneficially owned by JRI in the Operating Partnership were redeemed and converted into Common Units of the Operating Partnership pursuant to the terms of the Operating Partnership’s Partnership Agreement. Consequently, as of March 31, 2011, the LLCs held an aggregate of 13,044,407 Common Units of the Operating Partnership. As of the date of this report, there has been no change in the number of Common Units beneficially owned by JRI.

(d) No person other than JRI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by JRI, except for the other members of the LLCs that hold the Common Units, to the extent of each other member’s respective interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2011	JACOBS REALTY INVESTORS LIMITED PARTNERSHIP, a Delaware limited partnership

	By:	JG REALTY INVESTORS LLC,
its General Partner

		By:	/s/ Kristine M. McGivney
		Name:	Kristine M. McGivney
		Title:	Treasurer

SCHEDULE 1

GENERAL PARTNERS OF

JACOBS REALTY INVESTORS LIMITED PARTNERSHIP

Listed below are the names of each of the general partners of Jacobs Realty Investors Limited Partnership. Each partner’s business address is 25425 Center Ridge Road, Cleveland, Ohio 44114.

General Partners

REJ Realty, LLC, a Delaware limited liability company

JG Realty Investors, LLC, an Ohio limited liability company

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